EnCana’s CFO to step down in 2006;
Brian Ferguson to succeed John Watson
CALGARY, Alberta (December 14, 2005) — Gwyn Morgan, President & Chief Executive Officer of EnCana Corporation (TSX, NYSE: ECA), announces that John D. Watson, Executive Vice-President & Chief Financial Officer (CFO), plans to step down on February 28, 2006, following completion of the 2005 year-end financial statements. Watson will remain with the company as Advisor to the Chief Financial Officer until year-end 2006.
John Watson FCA graduated from Queen’s University with a Masters of Business Administration degree. His professional success was recognized by his appointment as a Fellow Chartered Accountant in 2003. He joined EnCana predecessor Alberta Energy Company (AEC) in July 1975 and has served as CFO of AEC and EnCana since 1987.
“John and I joined Alberta Energy Company in 1975 prior to AEC’s first public share issue. For more than 30 years, we have worked together to first build AEC, then EnCana. As Chief Financial Officer of one of Canada’s largest corporations, John has overseen financings, mergers and acquisitions totalling tens of billions of dollars. John has been Chief Financial Officer during the 12 years that I have served as Chief Executive Officer. His integrity, capability and track record serve as an exemplary beacon for the conduct of corporate financial affairs,” Morgan said.
Randy Eresman, who becomes EnCana’s President & Chief Executive Officer January 1, 2006, is pleased to announce the appointment of Brian C. Ferguson CA, as Executive Vice-President & Chief Financial Officer effective March 1, 2006. Ferguson joined AEC in 1984 and has taken on progressively increasing responsibility, most recently serving as Executive Vice-President, Corporate Development. He graduated from the University of Alberta in 1980 with a Bachelor of Commerce degree, with distinction, and received his Chartered Accountant designation in 1983. As a key member of the Executive Team, Ferguson’s responsibilities have included EnCana’s multi-billion dollar acquisition and divestiture program, its investor relations program and its legal and corporate secretarial functions.
“Over his career, John Watson has made many contributions to the growth and strategic direction of EnCana, but what stands out the most is his passion for ensuring the financial well-being of the company, a proud legacy that we plan to continue. I want to thank John for his many contributions and wish him the very best in the years ahead. Brian Ferguson is a highly qualified successor to John and well known to the financial community. I look forward to continuing to work with Brian in his new role as CFO,” Eresman said.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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